Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information that management (“Management”) of Golden Star Resources Ltd. and its subsidiaries (“Golden Star” or the “Company” or “we” or “our”) believes is relevant to the assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the Company’s condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2021 (the “Financial Statements”), which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A includes information available to, and is dated, November 1, 2021. Unless noted otherwise, all currency amounts are stated in U.S. dollars and all financial information presented in this MD&A is prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: gold production, cash operating costs, production and cost guidance; capital and exploration expenditure guidance; the ability to expand the Company and its production profile through the exploration and development of its existing mine; expected grade and mining rates for 2021; the sources of gold production at Wassa Underground for the remainder of 2021; estimated costs and timing of the development of new mineral deposits and sources of funding for such development; the use of proceeds from the Sales Agreement (as defined below); the receipt of any payment and timing of the Contingent Consideration, the Deferred Consideration and NSR (as defined below) royalty payments; statements related to the Transaction, including statements with respect to the anticipated date of the meeting of shareholders of Golden Star, the timing for and receipt of all required regulatory, court, stock exchange and shareholder approvals and approvals to complete the Transaction, the anticipated timing for completion of the Transaction, the closing of the Transaction; the processing of low-grade stockpiles at Wassa; Wassa production contribution from stockpiles and the processing grade thereof for the remainder of 2021; expectations regarding the sustainability of current gold prices; implementation of exploration programs at Wassa and the timing thereof; the acceleration of the growth and development of the resource base at Wassa; the investment in drilling and development in 2021 and the mining rates that result; Wassa down-dip intersections being drilled to a resolution sufficient to be included in the 2021 mineral resource update; commissioning process for the paste fill plant being completed in Q4 2021; the nature, scope and timing of in-mine exploration activities at Wassa; the follow up drilling in and around HBB and the completion of related geophysics surveys; the determination of mineralized trends through the Company’s air core program; the ability to identify opportunities to further expand Golden Star’s business; the ability to materially increase production at Wassa through development capital investments; the use of the non-hedge gold collar contracts; the delivery of a range of operational initiatives that improve the consistency of the operations and visibility of the longer-term potential of the operations; the life of mine; the timing for rehabilitation work and the expected discounted rehabilitation costs; the securing of adequate supply chains for key consumables and potential delays in the supply chain; the Company having sufficient cash available to support its operations and mandatory expenditures for the next 12 months; the continued commissioning process for the new paste plant; the introduction of second stopes planned for mining; the Company increasing exploration activities; planned exploration at Wassa and the timing and budget thereof; the ability to continue as a going concern; the effectiveness of internal controls; the potential impact of a disruption in Wassa's operations; the ability to generate strong margins and sufficient free cash flow, raise additional financing or establish refinancing options for the Company’s current debt; duration and overall impact of the COVID-19 pandemic (“COVID-19”) on the Company’s operations and the ability to mitigate such impact; the availability of mineral reserves based on the accuracy of the Company’s updated mineral reserve and resource models; planned drilling activities; the ability to convert mineral resources to mineral reserves through the planned infill drilling program; the potential to increase the Company’s mineral resources outside of its existing mineral resources footprint; the anticipated impact of increased exploration on current mineral resources and mineral reserves; identification of acquisition and growth opportunities; relationships with local stakeholder communities; and the potential incurrence of further debt in the future.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the proposed Transaction, Golden Star has provided them in reliance on certain assumptions and believes that they are reasonable at this time, including the assumptions as to the time required to prepare and mail shareholder meeting materials, including the required management information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, shareholder, court, stock exchange and relevant authority approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction.

These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of Golden Star to be materially different from future results, performance or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources, metallurgical recoveries, mining operational and development risks, litigation risks, liquidity risks, suppliers suspending or denying delivery of products or services, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities (including changes in taxation), adverse results of tax audits, currency fluctuations, cost of inflation, the speculative nature of gold exploration, ore type, the global economic climate including as a result of the continuing impact of COVID-19, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those described in forward-looking information and statements, there may be other factors that cause actual results, performance or achievements not to be as anticipated, estimated or intended.

Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements. Such risks, uncertainties and factors include, without limitation: risks associated with the Transaction and acquisitions generally; the definitive agreement in connection with the Transaction may be terminated in certain circumstances; there can be no certainty that all conditions precedent to the Transaction will be satisfied; Golden Star will incur costs even if the Transaction is not completed and may have to pay a termination fee or expense reimbursement if the Arrangement Agreement is terminated in certain circumstances; all necessary approvals may not be obtained; and uncertainty regarding the ability of the parties to complete and mail the management information circular to be prepared in connection with the Golden Star shareholder meeting and the ability to hold the Golden Star shareholder meeting within the time frame indicated. Additional risks, uncertainties and factors include, without limitation: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; the risk of the Company having a single producing mine following the sale of Prestea, including the potential impact of any disruption in Wassa’s operations to the Company’s operating and financial results; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain supplies or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star’s Annual Information Form for the year ended December 31, 2020. Although Golden Star has attempted to identify important factors that could cause actual results, performances and achievements to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results, performance and achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results, performance, achievements and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements serve to provide information about Management’s current expectations and plans and to allow investors and others to get a better understanding of the Company’s operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by S. Mitchel Wasel, Vice President Exploration of Golden Star, and Matthew Varvari, Vice President, Technical Services of Golden Star, each of whom is a Qualified Person pursuant to National Instrument 43-101 (“NI 43-101”). All mineral reserves and mineral resources were calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and the requirements of NI 43-101. All mineral resources are reported inclusive of mineral reserves and investors are reminded that mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on, and other scientific and technical information relating to, the Wassa mineral property mentioned in this MD&A is included in the technical report titled “NI 43-101 Technical Report on the Wassa Gold Mine” effective date December 31, 2020, available at www.sedar.com.

The exploration results stated herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kilogram reverse circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at Intertek Ghana Limited's laboratories in Tarkwa, Ghana, which is independent from Golden Star, using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (“LEACHWELL”). The sample is then rolled for 12 hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (“DiBK”), and determined by flame Atomic Absorption Spectrophotometry (“AAS”). The detection limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (“QA-QC”) procedures. At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. Pursuant to NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them under SEC Industry Guide 7. Investors are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, investors are cautioned not to assume that all or any part of measured mineral resources or indicated mineral resources will ever be upgraded into mineral reserves.
SEC Industry Guide 7, the existing disclosure standard for the SEC, is in the process of being replaced by new sub-part 1300 of Regulation S-K under the United States Securities Act of 1933, as amended, which is mandatory for most issuers subject to U.S. reporting standards for the first fiscal year beginning on or after January 1, 2021. None of the reserve or resource estimates presented in this MD&A have been prepared in accordance with the new SEC disclosure standards.

OVERVIEW OF GOLDEN STAR

Golden Star is an established, Africa-focused gold producer that holds a 90% interest in the Wassa gold mine (“Wassa”) through its 90% owned Ghanaian subsidiary, Golden Star (Wassa) Limited (“Golden Star (Wassa)”). The remaining 10% interest in Wassa is held by the Government of Ghana in accordance with applicable laws.

Development of the Wassa underground mine (“Wassa Underground”) commenced in July 2015 and commercial production was achieved on January 1, 2017. In January 2018, Wassa transitioned to an underground-only operation with low-grade surface stockpiles processed when economic to do so. Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.

Until September 30, 2020, the Company also held a 90% interest in Golden Star (Bogoso/Prestea) Limited (“GSBPL”) that owns and operates the Bogoso/Prestea property (“Prestea”), which contains the Prestea underground gold mine, the Prestea open pit gold mine and satellite pits including Prestea South and Mampon, the Bogoso/Prestea refractory deposits (which have been on care and maintenance since the third quarter of 2015) and the Bogoso/Prestea processing plants. Following the completion of the share sale transaction with Future Global Resources Limited (“FGR”) on September 30, 2020, GSBPL changed its name to FGR Bogoso Prestea Limited.

As a recipient of several industry awards on its environmental, social and governance programs, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada and Ghana, and with the SEC in the United States.

CORPORATE DEVELOPMENTS

Cash Repayment and Settlement of Convertible Debentures

On August 15, 2021, the principal balance of $51.5 million and outstanding interest on the 7% convertible debentures (“Convertible Debentures”) were fully repaid and settled in cash. Concurrent with the cash repayment of the Convertible Debentures, the Company met the conditions precedent for the draw-down of the revolving credit facility (“RCF”) with Macquarie Bank Limited ("Macquarie"). With these conditions met, the Company drew down on the remaining $29.2 million of available liquidity and as of September 30, 2021, the $90 million RCF is fully drawn.

At-The-Market Equity Program

On October 28, 2020, the Company entered into an “at-the-market” sales agreement (the “Sales Agreement”) with BMO Capital Markets Corp. (“BMO”) relating to Golden Star common shares. In accordance with the terms of the Sales Agreement, the Company may distribute shares of common stock having a maximum aggregate sales price of up to $50 million from time to time through BMO as agent for the distribution of shares or as principal. The proceeds from the Sales Agreement will be used for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital. Through September 30, 2021, a total of 4,220,213 Golden Star common shares had been sold under the Sales Agreement, generating net proceeds of $13.8 million, net of share issuance cost of $0.5 million. The Company does not anticipate any further sale of the Company's common stock from the Sales agreement which expires in November 2021.

Sale of Prestea

Deferred consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to FGR pursuant to a share purchase agreement for the sale by Golden Star’s wholly owned subsidiary, Caystar Holdings (“Caystar”), and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of 90% of the shares of GSBPL (the “SPA”), for a consideration price (the “Total Consideration Price”) comprising a deferred consideration of $34.3 million (the “Deferred Consideration”), which, prior to the amendments to the SPA as described below, was payable by FGR to Golden Star in the following tranches:

–$5 million in cash to be paid on the earlier of: (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana (“EPA”) in relation to Prestea, and (ii) March 30, 2021;
–$10 million in cash and the net working capital adjusted balancing payment (as described in the SPA) which amounts to approximately $4.3 million to be paid on July 31, 2021; and
–$15 million in cash to be paid on July 31, 2023.

SPA Amendments

On March 28, 2021, the Company and Caystar entered into an amendment agreement to the SPA with FGR and Blue International Holdings (“BIH”), the parent company of FGR, to reprofile the staged payments that form the Deferred Consideration (the “Staged Payments”) such that both the $5 million originally due on March 30, 2021 and the $10 million originally due on July 31, 2021 became payable on May 31, 2021.

On May 31, 2021, the Company, Caystar, FGR and BIH entered into a second amendment agreement to the SPA to further reprofile the Staged Payments to allow time for FGR to complete ongoing financing transactions and the environmental bonding process for Prestea. Pursuant to this second amendment to the SPA, the Deferred Consideration was to fall due as follows:

–the $15 million payment that was due on May 31, 2021 must be paid by no later than July 16, 2021; and
–an amount of approximately $4.6 million (comprised of the working capital balancing payment of approximately $4.3 million and fees of approximately $0.3 million for services provided by Caystar to FGR pursuant to a transition agreement dated September 30, 2020) must be paid by no later than July 31, 2021.

As of July 31, 2021, no Deferred Consideration had been received by Golden Star from FGR. Following discussions between the parties to the SPA, on September 30, 2021 the Company, Caystar Holdings, FGR and BIH agreed to reconfigure the terms for the sale and purchase of Prestea by inter alia substituting a net smelter return (“NSR”) royalty for the Deferred Consideration as per the following commercial terms:

–from October 1, 2020, NSR royalty payments in respect of gold produced from the Prestea underground mine will be paid at a rate of 1% of the net smelter returns once production exceeds 100,000 ounces of gold, and up to a total of 300,000 ounces of gold;
–once production from the Prestea underground mine exceeds 300,000 ounces of gold, the royalty rate will increase to 2%, until cumulative royalty payments total $35 million, at which point the obligation to make royalty payments will automatically terminate; and
–these payments apply to production from the areas containing the underground resources and reserves declared at the Prestea underground mine at the time it was acquired by FGR.

This reconfiguration of the terms for the sale and purchase of Prestea follows the mining and drilling activities undertaken over the past 11 months and is aimed at better aligning any payments due with the anticipated performance of the asset. The Company, Caystar, FGR and BIH also agreed to mutually release each other from all existing and future claims relating to the sale and purchase of Prestea.

The SPA contemplated that, in addition to the Deferred Consideration, a contingent payment of up to $40 million (the “Contingent Payment”) may become payable by FGR to Golden Star conditional upon the occurrence of milestones in respect of the development of the Bogoso Sulphide Project (as defined in the SPA). Concurrent with the restructuring of the Deferred Consideration into an NSR royalty, the Contingent Payment was also restructured. To support the viability of the B/P Refractory Mineral Resources (as defined in the SPA), Golden Star has agreed to adjust the payments associated with that project, which have become payable in three tranches (previously, two), as follows:

•33.3% at the time when 5% of the B/P Refractory Mineral Resources have been extracted;
•33.3% at the time of the first anniversary of the declaration that 5% of the B/P Refractory Mineral Resources have been extracted; and
•the remaining unpaid amount of the Contingent Payment will fall due once a cumulative 500,000 ounces of gold have been produced from the Bogoso Sulphide Project.

Derecognition loss and expected loss allowance on the deferred consideration for the sale of Prestea

The Deferred Consideration was fully derecognized on September 30, 2021 as a result of the most recent restructuring of the Total Consideration Price. This follows the expected loss allowance on the Deferred Consideration of $19.6 million that was recognized for the six months ended June 30, 2021. A total of $13.3 million and $32.9 million of derecognition loss and expected credit loss is included in Other expense, net for the three months and nine months ended September 30, 2021 respectively.

Management concluded it most appropriate to value the NSR royalty at $nil due to our limited visibility and involvement in the Prestea underground mine.

Exploration Update

During the third quarter of 2021 (“Q3 2021”), $3.2 million was invested in exploration within the Wassa, Hwini Butre and Benso license areas, of which $2.2 million of Wassa in-mine exploration was capitalized and the balance of $1.0 million was expensed. For the nine months ended September 30, 2021 total exploration costs amounted to $8.7 million of which $5.5 million was capitalized and $3.2 million was expensed.

Wassa In-Mine Exploration

The in-mine exploration for Q3 2021 concentrated on up-dip and down-dip drilling with nine holes being completed totaling 6,288 meters. In addition to the in-mine drilling, one rig tested the near mine targets at South Akyempim (“SAK”), Mid-East (“ME”) and Dead Man Hill (“DMH”) with two holes completed during the quarter, totaling 1,063 meters.

Wassa Up-Dip and Down-Dip Resource Extension Drilling

The Wassa up-dip and down-dip drilling for Q3 2021 involved three rigs drilling nine holes totaling 6,288 meters to bring the 2021 year-to-date total drill meters to 17,463 meters for this program. The drilling has been successful in expanding the known mineralization both up-dip and down-dip of the existing and planned reserve infrastructure.

Some of the earlier down-dip intersections have now been followed up with drilling from underground platforms as part of the ongoing infill drilling program. It is expected that this will be drilled to a resolution sufficient to be included in the 2021 year end mineral resource update.

The up-dip drilling continues to focus on following up on the intersection drilled in BSDD20-003, on section 19200N which extended the mineralization 125 meters up-dip cutting 20.9 meters grading 6.9 grams per tonne (“g/t”). Several holes have been drilled 50 meters north and south of this intersection and both have confirmed strike extensions of this zone, with the following highlights:

•BSDD21-10 drilled 50 meters to the south on section 19150N, which intersected an estimated true width of 19.0 meters at a grade of 4.6 g/t.
•BSDD21-013 drilled 50 meters to the North on section 19250N, which intersected numerous significant zones, including 4.1 meters at a grade of 7.9 g/t, 12.1 meters at a grade of 4.8 g/t, 3.0 meters at a grade of 8.5 g/t and 4.3 meters at a grade of 11.0 g/t.

The 2021 up-dip drilling is drawing to a close, with the results expected to be included in the year end mineral resource update. Should this drilling and subsequent drilling in this area delineate significant mineralization, it will open a new mining area above and to the east of the current mining infrastructure.

Wassa Near-Mine Surface Exploration Drilling

The Wassa near-mine exploration focused on wide spaced drilling to test down-dip extensions of mineralization beneath several of the historical open pits on the Wassa mining lease, outside of the main Wassa trend. Nine holes have been completed year to date totaling 3,457 meters.

Most of the holes intersected down-dip extensions of mineralization where projected. The SAK drilling returned a significant intersection that will require further follow-up. SAKDD21-004, drilled on the most southerly of the tested sections, intersected 8.3 meters grading 4.2 g/t.

HBB Regional Exploration

The forecast air core (“AC”) drilling at the Hwini Butre and Benso concessions (“HBB”) for 2021 was concluded in the third quarter with 175 holes totaling 6,716 meters being completed. These holes tested gold in soil anomalism on six targets with all but one target returning results that will require further follow up. To assist with the planning of follow-up drilling on these targets, plus the five kilometer gold in soil anomaly at Angu, a ground geophysics crew was mobilized to site in Q3 2021. The geophysics surveys will consist of induced polarization ("IP") and tight ground magnetics. At the end of the quarter, the crews were approximately 50% completed.

In addition to the work being conducted on the regional HBB targets, one diamond drill rig has continued testing the extent of mineralization beneath the previously mined Benso Pits, Subriso East ("SE"), Subriso West ("SW") and G-zones. These drill programs are ongoing and will continue into the fourth quarter of 2021. At the end of Q3 2021, five holes have been completed totaling 1,850 meters.

Results for two of the holes drilled beneath the SE pit have been received with other holes having results pending and are summarized below:

HOLE ID	From (m)	To (m)	Drilled Width (m)	~True Width (m)	Grade Au (g/t)	Easting (m)	Northing (m)	Elevation (m)	Drilling Objective
SEZDD21-001	153.7	155.7	2.0	1.9	1.55	176839.23	59049.72	1061.97	Beneath SE Pit
SEZDD21-001	162.7	164.7	2.0	1.9	1.88	176839.23	59049.72	1061.97	Beneath SE Pit
SEZDD21-001	168.7	175.4	6.7	6.3	1.15	176839.23	59049.72	1061.97	Beneath SE Pit
SEZDD21-002	147.0	150.0	3.0	2.9	2.34	176860.94	58999.96	1062.95	Beneath SE Pit
SEZDD21-002	152.0	154.0	2.0	2.0	1.09	176860.94	58999.96	1062.95	Beneath SE Pit
SEZDD21-002	159.0	173.0	14.0	13.7	1.81	176860.94	58999.96	1062.95	Beneath SE Pit

Safety

There were no lost time injuries ("LTI") recorded in Q3 2021. The all-injury frequency rate (“AIFR”) of the continuing operations as at September 30, 2021 was 3.12 and the total recordable injury frequency rate (“TRIFR”) was 0.78, based on a 12-month rolling average per million hours worked. This compares to the continuing operations AIFR of 3.55 and TRIFR of 0.71 as at September 30, 2020. These numbers reflect the two incidents reported in the second quarter of 2021 (“Q2 2021”) of which both injured persons have returned to full duty.

COVID-19 pandemic

COVID-19 was declared as a worldwide pandemic by the World Health Organization in early March 2020. In respect of the Company’s operations, Golden Star has been proactive in its response to the potential threats posed by COVID-19 and has implemented a range of policies, procedures and practices to protect the health and well-being of its employees and host communities whilst continuing to operate, to the extent possible, in the ordinary course of business.

Ghana experienced a surge in COVID-19 cases in Q3 2021. As at September 30, 2021, the Ghana Health Services had reported 128,026 known cases of COVID-19 in Ghana since the commencement of the pandemic of which there are 123,902 recoveries, 1,157 deaths and 2,967 active cases, double that of the previous quarter. The majority of cases as at September 30, 2021 were identified from the populous centers of the Greater Accra Region (54%) and Ashanti (16%). A total of 7,323 positive cases have been confirmed in the Western Region, where the Wassa mine is located, of which 183 were active cases as at September 27, 2021, eight times that of the previous quarter but well below the rate increases observed in the epicenters.

During Q3 2021, our operations in Ghana experienced 39 suspected COVID-19 cases with 30 confirmed cases as at the end of the quarter. The majority (19) were contractors or dependents, reflecting increasing community transmission in Ghana and the corresponding success of the Company’s controls. The Company’s in-house polymerase chain reaction testing capability allows for rapid diagnosis and management response. The Company’s associated screening protocols have significantly reduced the number of people required to isolate as a result of contact tracing, supporting business continuity throughout the pandemic. As a major employer and therefore catalyst for rural economic stimulus in the host communities, we understand that our continuing operations are critical to the health and well-being of our workforce and the thousands of people that they support, both directly and indirectly. During 2021, COVID-19 has impacted the availability of our expatriate operators which has adversely impacted planned development rates. The Company is investing in additional resources and has made changes to the operating structures to mitigate the ongoing impact of COVID-19 on development rates.

Golden Star Oil Palm Plantations Pursues Sustainable Palm Oil Certification

In September 2021, Golden Star Oil Palm Plantations Limited (“GSOPP”), the Company’s flagship sustainability and social enterprise initiative, underwent the first phase of the process towards certification under the Roundtable for Sustainable Palm Oil (“RSPO”), the internationally recognized standard for sustainable palm oil.

Working in partnership with Solidaridad West Africa and the United Nations Industrial Development Organization (“UNIDO”), systems formalization and training of staff and farmers in oil palm best management practices, sustainable group management, business planning, environmental protection, safe working relationships and continuous improvement, has set GSOPP on track to attain full certification to the Independent Smallholder Standard by year end. GSOPP develops and operates oil palm plantations in communities proximate to the Company’s gold mining operations located in the Western Region of Ghana, for the benefit of members of the host communities. The program commits to ensuring that there is zero deforestation during the creation of a high value agribusiness on former subsistence farms and land that has previously been used for mining activities. Since its inception in 2006, GSOPP has developed plantations on over 1,500 hectares of land, which support over 700 families at levels of yield that are three times the size of those achieved on average by the small holders in Ghana. The activities of GSOPP also align with the Company’s wider sustainability goals of establishing high value post-mining land uses, self-funding re-vegetation and creation of biomass to act as a carbon sink to offset operational emissions.

Energy Management and Climate Change

Following a business-wide energy review conducted at Wassa in June 2021, the Company has advanced its energy management planning and is now developing, through a multi-discipline process, an Energy and Carbon Management Plan for the operations. Energy opportunities identified in the audit process are now under evaluation and will inform Management on the marginal abatement cost curve for the business and in turn identify potential energy efficiency improvement, emission reduction and cost savings to be realized. These and other initiatives form part of the wider climate change management strategy of the Company.

Change to the Executive Team

Ben Pullinger joined Golden Star as Executive Vice President, Head of Discovery on November 1, 2021. He joins the Company from the role of Senior Vice President, Geology & Corporate Development at Excellon Resources. Prior to that, he held the position of Vice President, Exploration at Roxgold.

Proposed Acquisition of Golden Star by Chifeng Jilong Gold

On October 31, 2021, Golden Star and Chifeng Jilong Gold Mining Co., Ltd. (“Chifeng”) entered into a definitive agreement pursuant to which Chifeng has agreed to acquire all of the issued and outstanding Golden Star common shares by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “Transaction”). Pursuant to the Transaction, holders of Golden Star common shares (“Golden Star Shareholders”) will receive a total consideration, payable in cash, of $3.91 per Golden Star common share (the “Consideration”), which equates to approximately US$470 million on a fully-diluted, in-the-money basis.

The Board of Directors of Golden Star has unanimously approved the Transaction and is unanimously recommending that Golden Star Shareholders vote in favor of the Transaction. The Consideration represents a 24.1% premium over the closing price of the Golden Star common shares on the NYSE American as at October 29, 2021 and a 37.2% premium based on the volume-weighted average price of the Golden Star common shares on the NYSE American over the 20 trading days ending October 29, 2021 and a 51.5% premium based on the volume-weighted average price of the Golden Star common shares on the NYSE American over the 60 trading days ending October 29, 2021.

The Transaction, which is not subject to a financing condition, is expected to close by the end of January 2022 subject to among others, (i) the approval of 66⅔ per cent of the votes cast by Golden Star Shareholders at a special meeting of shareholders expected to be held prior to the end of the year, (ii) the transaction may also be subject to the approval of 66⅔ per cent of the votes cast by shareholders of Chifeng at a meeting of the shareholders of Chifeng, if applicable, to be held prior to the end of the year, to the extent a Chifeng shareholder vote is required, (iii) certain regulatory, court and stock exchange approvals, including obtaining an interim and final order approving the Transaction from the Ontario Superior Court of Justice (Commercial List) and approval by relevant authorities in Ghana and the People’s Republic of China, and (iv) other closing conditions that are customary in a transaction of this nature.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
		2021	2020	2021	2020
Key operational and financial performance data
Continuing operations
Ounces produced	oz	38,744	41,609	116,791	126,717
Ounces sold	oz	38,391	40,940	115,016	123,968

Revenue	$’000	64,329	74,235	193,710	203,690
Mine operating profit	$’000	19,468	37,423	71,214	95,915
Mine operating margin[1]	%	30	50	37	47
EBITDA[1] from continuing operations	$’000	7,383	31,167	46,577	91,075
Adjusted EBITDA[1] from continuing operations	$’000	21,157	37,531	74,445	95,159
Adjusted EBITDA[1] margin	%	33	51	38	47
Net (loss)/income from continuing operations attributable to Golden Star shareholders	$’000	(12,399)	14,851	(15,509)	30,317
–Basic (loss)/income per share	$/share	(0.11)	0.13	(0.14)	0.28
Adjusted net income from continuing operations attributable to Golden Star shareholders[1]	$’000	233	18,592	10,717	31,886
–Basic income per share	$/share	0.00	0.17	0.09	0.29
Total capital expenditures	$’000	13,298	8,692	35,341	30,472
Average realized price	$/oz	1,676	1,813	1,684	1,643
Cash operating cost per ounce[2]	$/oz	868	664	779	643
All-in sustaining cost[2]	$/oz	1,299	1,023	1,193	979
Cost of sales per ounce[2]	$/oz	1,169	899	1,065	869

Discontinued operations
Ounces produced	oz	—	6,828	—	22,329
Ounces sold	oz	—	6,717	—	21,965

Net loss from discontinued operations	$’000	—	(43,700)	—	(54,752)
Cash operating cost per ounce[2]	$/oz	—	2,141	—	2,033
All-in sustaining cost[2]	$/oz	—	2,491	—	2,477

Key other expense/(income) items
Exploration expenses	$’000	1,028	369	3,232	1,559
Corporate general and administrative expenses	$’000	4,341	4,703	13,495	14,190
Finance expense, net	$’000	2,853	3,672	7,602	10,596
Income taxes	$’000	7,435	13,782	27,106	35,988
Other expense, net	$’000	14,434	2,629	35,075	2,635
(Gain)/loss on fair value of derivative financial instruments, net	$’000	(660)	3,735	(7,207)	1,449

1 See “Non-GAAP Financial Measures” section for Mine operating margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and a reconciliation of net income attributable to Golden Star shareholders to adjusted net income attributable to Golden Star shareholders.
2 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.

Key operational and financial performance data

•Gold production of 38,744 ounces from continuing operations for Q3 2021 was 7% below the 41,609 ounces produced for the third quarter of 2020 (“Q3 2020”). Gold production for the nine months ended September 30, 2021 (“YTD 2021”) of 116,791 ounces was 8% lower than the 126,717 ounces for the comparable period in 2020 (“YTD 2020”). This was mainly due to the deferral of secondary stopes following paste fill constraints in combination with slower than planned development rates resulting in lower underground mining tonnes, which was partly compensated for by the processing of higher volumes of low-grade stockpile material which in turn had an adverse impact on average feed grade for Q3 2021 and YTD 2021.

•Gold revenue totaled $64.3 million for Q3 2021, 13% lower than $74.2 million for Q3 2020 due to a 6% decrease in gold sold to 38,391 ounces and an 8% decrease in the average realized gold price, including the unwinding of the deferred revenue from the streaming agreement with RGLD Gold AG (the “RGLD Streaming Agreement”), to $1,676 per ounce ("/oz"). The Company's realized gold price for spot sales of $1,753/oz for Q3 2021 was 11% below the record quarterly gold price of $1,961/oz in Q3 2020.

	Three Months Ended September 30, 2021			Three Months Ended September 30, 2020
	$’000	Ounces	Realized price per ounce	$’000	Ounces	Realized price per ounce
Revenue - Spot sales	60,924	34,755	1,753	70,694	36,041	1,961
Cash proceeds	1,554			1,552
Deferred revenue recognized	1,851			1,989
Revenue - RGLD Streaming Agreement	3,405	3,636	937	3,541	4,899	723
Total	64,329	38,391	1,676	74,235	40,940	1,813

Gold revenues for YTD 2021 amounted to $193.7 million, which was 5% below the $203.7 million sold in the same period of 2020. The positive impact of a 3% higher average realized gold price of $1,684 per ounce compared to $1,643 per ounce for YTD 2020, which was assisted by global macro factors that benefited global gold markets driven predominantly by COVID-19 uncertainties, was offset by a 7% decrease in gold sold due to production challenges in YTD 2021 and the deferral of 2,096 ounces of finished gold held as at September 30, 2021, which was only sold in October 2021.

	Nine Months Ended September 30, 2021			Nine Months Ended September 30, 2020
	$'000	Ounces	Realized price per ounce	$’000	Ounces	Realized price per ounce
Revenue - Spot sales	184,015	107,029	1,719	192,991	115,266	1,674
Cash proceeds	4,423			4,409
Deferred revenue recognized	5,272			6,290
Revenue - RGLD Streaming Agreement	9,695	7,987	1,214	10,699	8,702	1,229
Total	193,710	115,016	1,684	203,690	123,968	1,643

•Mine operating profit amounted to $19.5 million for Q3 2021, a decrease of 48% on the mine operating profit of $37.4 million generated in Q3 2020 driven predominantly by: (i) lower revenues of $9.9 million; (ii) increased mine operating expenses of $3.1 million following increased underground grade control drilling costs following the change in the mine plan, increased variable processing and maintenance costs driven by increased processing volumes, increased labor costs following recently concluded salary negotiations, higher fuel costs driven by increased market prices, and increased cost overheads; (iii) higher operating cost to metal inventory of $3.1 million due to increased drawdown of low-grade ore stockpile and reduced gold in circuit due to the timing of the last gold pour in September 2021, and (iv) an increase in depreciation of $2.4 million primarily due to the higher depreciable capital cost base. This was in part offset by a decrease in royalties of $0.5 million. Mine operating margin reduced from 50% in Q3 2020 to 30% in Q3 2021 as a result.

Mine operating profit amounted to $71.2 million in YTD 2021, a decrease of 26% from the mine operating profit of $95.9 million generated in YTD 2020 driven predominantly by: (i) lower revenues of $10.0 million, (ii) an increase of $9.6 million in mine operating costs following increased underground drilling and maintenance costs following the change in the mine plan, labor costs following recently concluded salary negotiations and inflationary increases year-on-year, fuel costs driven by higher crude oil prices and higher cost overheads; and (ii) an increase of $5.4 million in depreciation due to a higher depreciable capital base. This was in part offset by a reduction in royalties of $0.5 million in line with lower gold revenue. Mine operating margin reduced from 47% in Q3 2020 to 37% in Q3 2021 as a result.

		Three Months Ended September 30,		Nine Months Ended September 30,
		2021	2020	2021	2020
Revenue	$’000	64,329	74,235	193,710	203,690
Mine operating expenses	$’000	30,406	27,346	88,940	79,346
Royalties	$’000	3,408	3,956	10,284	10,825
Operating costs to metals inventory	$’000	2,934	(165)	669	343
Severance charges	$’000	—	—	111	45
Inventory write-downs	$’000	—	—	—	159
Cost of sales excluding depreciation and amortization	$’000	36,748	31,137	100,004	90,718
Depreciation and amortization	$’000	8,113	5,675	22,492	17,057
Mine operating profit	$’000	19,468	37,423	71,214	95,915

•EBITDA (see “Non-GAAP Financial Measures”) from continuing operations amounted to $7.4 million for Q3 2021 (Q3 2020 - $31.2 million). When adjusted for the loss on fair value of financial instruments and other expenses, the Company generated an Adjusted EBITDA from continuing operations of $21.2 million for Q3 2021, a decrease of 44% compared to Q3 2020. Adjusted EBITDA margin (see “Non-GAAP Financial Measures”) compared unfavorably at 33% for Q3 2021 to 51% in Q3 2020. The quarter-on-quarter decrease in Adjusted EBITDA was primarily due to: (i) lower revenues which arose from lower gold production and the decrease in average realized price, (ii) increased mine operating costs, (iii) increased inventory charge mainly from the drawdown of low-grade stockpile and in process ore inventory, (iv) increased exploration expenses, (v) increased share-based compensation, and (vi) partly offset by lower corporate general and administrative expenses and royalties.

EBITDA for YTD 2021 amounted to $46.6 million (YTD 2020 - $91.1 million) and Adjusted EBITDA for YTD 2021 when adjusted for the gain on fair value of financial instruments and other expenses amounted to $74.4 million, a decrease of 22% compared to YTD 2020. Adjusted EBITDA margin compared unfavorably at 38% for YTD 2021 to 47% in YTD 2020. The YTD-on-YTD decrease in Adjusted EBITDA was primarily due to: (i) lower revenues which arose from lower gold production, (ii) increased mine operating costs, (iii) increased inventory charge mainly from the drawdown of low-grade stockpile partly offset by an increase in finished gold inventory since the beginning of the year, (iv) increased exploration expenses, (v) increased share-based compensation, and (vi) partly offset by lower corporate general and administrative expenses and royalties.

•Net loss from continuing operations attributable to Golden Star shareholders for Q3 2021 amounted to $12.4 million or $0.11 basic loss per share compared to a net income from continuing operations attributable to Golden Star shareholders of $14.9 million or $0.13 basic income per share in Q3 2020. Adjusted net income from continuing operations attributable to Golden Star shareholders (see “Non-GAAP Financial Measures”) was $0.2 million or $0.00 basic income per share for Q3 2021 compared to $18.6 million or $0.17 basic income per share for Q3 2020. The decrease in adjusted net income was due to the lower mine operating profit as a result of lower average realized prices and production volumes, higher mine operating costs and increased inventory charge, increased exploration costs and increased share-based compensation. This was in part offset by lower income tax expense as a consequence of lower mine operating profit and lower corporate general and administrative expenses.

Net loss from continuing operations attributable to Golden Star shareholders for YTD 2021 amounted to $15.5 million or $0.14 basic loss per share compared to $30.3 million or $0.28 basic income per share in YTD 2020. Adjusted net income attributable to Golden Star shareholders (see “Non-GAAP Financial Measures”) was $10.7 million or $0.09 basic income per share for YTD 2021 compared to $31.9 million or $0.29 basic income per share for YTD 2020. The decrease in adjusted net income was due to the lower mine operating profit due primarily to lower production volumes, increased mine operating cost, increased inventory charge, increased exploration costs and increased share-based compensation. This was in part offset by lower income tax expense as a result of lower mine operating profit and lower corporate general and administrative expenses.

•Capital expenditures for Q3 2021 totaled $13.3 million, which was 53% higher than Q3 2020 capital expenditures of $8.7 million. Investment in infrastructure required to support future production growth from Wassa Underground continued. Sustaining capital amounted to $8.7 million in Q3 2021 and included: (i) capitalized underground development activities of $4.1 million (Q3 2020: $3.3 million), (ii) expansion of the tailing storage facility (“TSF”) of $1.7 million (Q3 2020: $ nil), (iii) implementation of a new enterprise resource planning ("ERP") system of $0.8 million (Q3 2020: $0.2 million) and (iv) new staff accommodation facilities of $0.4 million (Q3 2020: $nil). Q3 2020 also included mobile and other equipment of $2.5 million. Expansion capital amounted to $2.3 million in Q3 2021 and included: (i) development costs for increased future production of $1.3 million (Q3 2020: $0.7 million) and (ii) directional diamond drilling ("DDD") program on 570 Level of $0.9 million (Q3 2020: $ nil). In addition, $1.2 million was incurred on the construction of the paste fill plant project in Q3 2020. Capitalized exploration drilling of $2.2 million in Q3 2021 (Q3 2020: $0.1 million) mainly related to the Wassa up-dip and down-dip extensions.

Capital expenditures for YTD 2021 amounted to $35.3 million compared to $30.5 million incurred during YTD 2020. In addition, the Genser Energy Ghana (“Genser”) power plant was commissioned in January 2021 and as a result, a right-of-use asset of $33.4 million was capitalized. Key capital spending for YTD 2021 included: (i) sustaining capital of $10.9 million on capitalized underground development activities, $7.0 million on the expansion of the TSF, $1.6 million on new staff accommodation facilities, and $1.4 million on the implementation of a new ERP system; (ii) expansion capital of $3.0 million in relation to long-term capitalized underground development and $2.4 million on resource development (570 DDD); and (iii) $5.5 million capitalized exploration drilling primarily relating to the Wassa up-dip and down-dip extensions. Capital spending in YTD 2020 included (i) expansion capital of $9.5 million for the paste fill plant, $2.6 million in relation to long term capitalized underground development and $1.0 million of mobile equipment purchases; and (ii) sustaining capital of $10.1 million for capitalized underground development activities and $4.2 million for mobile equipment purchases.

		Three Months Ended September 30,		Nine Months Ended September 30,
		2021	2020	2021	2020
Sustaining capital	$’000	8,759	6,019	23,818	16,439
Expansion capital	$’000	2,343	2,565	6,048	13,609
Capitalized exploration drilling	$’000	2,196	108	5,475	424
Capital expenditures	$’000	13,298	8,692	35,341	30,472

•Cash operating cost (see “Non-GAAP Financial Measures”) per ounce was $868 for Q3 2021, reflecting a 31% increase over Q3 2020 of $664/oz and was $779/oz for YTD 2021, reflecting a 21% increase over YTD 2020 of $643/oz. These increases were a result of: (i) lower production volumes as reflected in sold ounces, (ii) increased mining costs driven by increased grade control drilling volumes, (iii) increased processing costs associated with higher plant throughput and increased maintenance, (iv) increased fuel costs driven by higher oil prices, and (v) the inventory charge associated with low-grade Skyway stockpiles and (vi) higher labor costs driven by year-on-year inflationary increases.

All-in sustaining cost (“AISC”) (see “Non-GAAP Financial Measures”) of $1,299/oz for Q3 2021 reflects an increase of 27% compared to the Q3 2020 reported AISC of $1,023/oz and $1,193/oz for YTD 2021 compared to $979/oz for YTD 2020, an increase of 22%. The increases were driven by: (i) lower production volumes as reflected in sold ounces, (ii) higher cash operating costs, and (iii) higher sustaining capital expenditure. These were in part offset by lower royalties and corporate general and administrative expenses.

Cost of sales per ounce increased 30% to $1,169 for Q3 2021 compared to Q3 2020 and increased 23% to $1,065 for YTD 2021 compared to YTD 2020 due to lower production volumes, increased mine operating expenses, higher operating costs to metal inventory and increased depreciation costs. These were in part offset by a decrease in royalties in line with lower gold revenue.

Key Other Expense/Income items

•Exploration expense amounted to $1.0 million in Q3 2021 (Q3 2020: $0.4 million) and $3.2 million in YTD 2021 (YTD 2020 - $1.6 million) comprising mainly of exploration overheads and ground geophysics survey and drilling within the HBB concessions. The Wassa up-dip and down-dip drilling program has been capitalized during YTD 2021.

•Corporate general and administrative expense totaled $4.3 million for Q3 2021 compared to $4.7 million in the same period in 2020 and amounted to $13.5 million for YTD 2021 compared to $14.2 million for the same period in 2020. The first four months in 2020 marked the relocation of the corporate office from Toronto, Canada to London, United Kingdom resulting in the Company incurring one-off associated costs. The reduction in staff and travel costs is partly offset by higher insurance costs in YTD 2021.

•The Company incurred net finance expense of $2.9 million for Q3 2021 which is lower than the $3.7 million for Q3 2020 and $7.6 million for YTD 2021 compared to $10.6 million for YTD 2020. The decrease is primarily due to: (i) a reduction in the interest on the debt facilities, (ii) decrease in the financing component of the deferred revenue as a result of the change to the life-of-mine model as at December 31, 2020, (iii) decrease in the accretion of the Convertible Debentures following the full repayment in August 2021, (iv) reduced foreign exchange losses, and (v) accretion related to the discount on the long-term receivable from FGR. These were in part offset by the increase in the amortization of deferred financing fees as a result of the unwinding of the refinancing fees incurred on the amendments to the RCF and additional interest incurred on the power purchase lease obligation with Genser which commenced in January 2021. In addition, the YTD 2021 net finance expense included a gain on the modification of the RCF recognized in Q2 2021.

•The Company recorded a gain of $0.7 million on the fair value of derivative financial instruments in Q3 2021 compared to a loss of $3.7 million in the same period in 2020 and a gain of $7.2 million for YTD 2021 compared to a loss of $1.4 million for YTD 2020. The change in the fair value of the non-hedge gold contracts is mainly driven by spot gold prices which have been marked by volatility during YTD 2021 and led to an unrealized revaluation gain of $4.6 million (YTD 2020 - loss of $0.1 million). The embedded derivative liability as at December 31, 2020 was fully reversed leading up to the full repayment in cash of the Convertible Debentures in August 2021, resulting in an unrealized gain of $2.6 million for YTD 2021 (YTD 2020 - $1.4 million loss).

•Other expenses amounted to $14.4 million for Q3 2021, $11.8 million higher than the other expense of $2.6 million incurred in the same period in 2020 and $35.1 million for YTD 2021 compared to $2.6 million for YTD 2020. The increases were predominantly driven by a non-cash derecognition loss and expected loss allowance of $32.9 million, of which $13.3 million was recognized in Q3 2021 as a result of the restructuring of the Deferred Consideration receivable. Other items include non-recurring insurance, corporate development and restructuring costs.

•Income tax expense amounted to $7.4 million for Q3 2021, a decrease of 46% from $13.8 million for the same period in 2020, and $27.1 million for YTD 2021 compared to $36.0 million for YTD 2020 due to lower Wassa taxable profits primarily as a consequence of lower gold revenues and higher operating costs.

•Prestea was classified as discontinued operations following the sale completion on September 30, 2020. For Q3 2020, the total loss from discontinued operations amounted to $43.7 million and Prestea produced 6,828 ounces and sold 6,717 ounces at a cash operating cost of $2,141/oz and AISC of $2,491/oz. For YTD 2020, the total loss from discontinued operations amounted to $54.8 million and Prestea produced 22,329 ounces and sold 21,965 ounces at a cash operating cost of $2,033/oz and AISC of $2,477/oz.

OUTLOOK FOR 2021
As previously highlighted in the paste fill plant commissioning update in June 2021 and the Q2 2021 financial and operating results press release, the delay to the completion of commissioning of the paste plant and lower than planned development meters resulted in a resequencing of the mine plan for H2 2021 due to the deferral of the higher-grade secondary stopes into 2022.

As a result in June 2021, production guidance for 2021 was reduced to 145,000 to 155,000 ounces and the AISC guidance range was increased to $1,150/oz to $1,250/oz driven predominantly by lower production volumes and anticipated cost inflation. At the end of Q3 2021, Wassa remains on track to deliver on the upper end of the updated production and cost guidance range. There has been further cost inflation pressure as a result of the recently concluded salary negotiations, in combination with continued high energy prices. The AISC is also impacted by the cost associated with the processing of low-grade stockpiles which is expected to result in Wassa delivering AISC in the upper half of the updated guidance range.

The capital expenditure guidance range has remained unchanged throughout 2021 at $45 million to $50 million. The investment in sustaining capital is now expected to come in at the higher end of the $32 million to $35 million guidance range and expansion capital is anticipated to fall to the bottom end of the $13 million to $15 million guidance range.

The exploration spend for 2021 is expected to fall below the updated guidance of $14 million as a result of some of the regional exploration programs being deferred while focus is placed on in-mine and near-mine opportunities which have delivered positive results year to date.

	Unit	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021	Updated 2021 Guidance
Production and cost guidance
Gold production	ounces	38,744	116,791	145,000 - 155,000
Cash operating costs[1]	$/oz	868	779	750 - 800
AISC[1]	$/oz	1,299	1,193	1,150 - 1,250

Capital and exploration expenditure guidance
Capital expenditure
Sustaining capital[2]	$ million	8.8	23.8	32 - 35
Expansion capital[2]	$ million	2.3	6.1	13 - 15
	$ million	11.1	29.9	45 - 50
Exploration expenditure
Capitalized - Exploration drilling	$ million	2.2	5.5	8
Exploration expense	$ million	1.0	3.2	6
	$ million	3.2	8.7	14
Total capital and exploration expenditure	$ million	14.3	38.6	59 - 64

1 See “Non-GAAP Financial Measures” section below for the definition of cash operating costs and AISC.
2 Expansion capital are those costs incurred at new operations and costs related to major projects at existing operations where these projects are expected to materially increase production. All other costs relating to existing operations are considered sustaining capital.

CONTINUING OPERATIONS - WASSA

		Three Months Ended September 30,		Nine Months Ended September 30,
		2021	2020	2021	2020
WASSA OPERATING RESULTS
Ore mined - Underground	t	339,449	456,069	1,105,010	1,251,541
Waste mined - Underground	t	149,581	106,918	459,934	423,044
Material mined - Underground	t	489,030	562,987	1,564,944	1,674,585
Lateral development meters	m	2,295	1,760	6,632	5,671

Ore processed - Main Pit/Stockpiles	t	233,523	96,305	568,620	237,989
Ore processed - Underground	t	341,616	457,725	1,106,961	1,278,543
Ore processed - Total	t	575,139	554,030	1,675,581	1,516,532
Grade processed - Main Pit/Stockpiles	g/t	0.62	0.64	0.66	0.64
Grade processed - Underground	g/t	3.24	2.81	3.09	3.05
Grade processed - Total	g/t	2.18	2.43	2.26	2.67
Recovery	%	95.4	94.8	95.4	95.0
Gold produced - Main Pit/Stockpiles	oz	4,521	1,881	12,425	4,724
Gold produced - Underground	oz	34,223	39,728	104,366	121,993
Gold produced - Total	oz	38,744	41,609	116,791	126,717
Gold sold - Total	oz	38,391	40,940	115,016	123,968

Cost of sales per ounce[1]	$/oz	1,169	899	1,065	869
Cash operating cost per ounce[1]	$/oz	868	664	779	643
All-in sustaining cost per ounce[1]	$/oz	1,299	1,023	1,193	979
1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.

Paste Fill Commissioning Update

The paste fill plant commissioning process started in Q1 2021 after completing the plant construction in Q4 2020. As previously announced, the commissioning was delayed by quality assurance test results showing lower than expected fill strengths in the test stope in April 2021.

As a result, filling operations were suspended and the test work program was extended. The Company is working in collaboration with consultants Minefill Services (Australia) and the University of Mines and Technology (Ghana). Test results received in Q3 2021 from site laboratory and Minefill Services were consistent and showed strengths meeting the design criteria, consistent with the feasibility study results and higher than those achieved in the trial samples from the test stope.

Filling of a second test stope commenced in September 2021 and was completed during October 2021. The stope was filled with a 10% cement blend for maximum fill strength. Test results after 28 days curing show improved strength compared to the first test stope and meet the design criteria. Full restart of the filling operations are subject to strength results after 56 days curing which are due later in Q4 2021 and will enable production from secondary stopes as planned in 2022.

Off-site mix design optimization and test work continues in Q4 2021, with alternative binder products showing excellent strength results in laboratory tests and the potential to optimize the mix design for future stopes.

Operational update for the three months ended September 30, 2021 compared to the three months ended September 30, 2020

Gold production from Wassa totaled 38,744 ounces for Q3 2021 which was 7% lower than the 41,609 ounces produced during Q3 2020. This decrease was driven by the change in the mine plan due to the deferral of secondary stopes as a result of paste constraints as communicated during Q2 2021 which combined with slower than planned development rates resulted in lower underground tonnes. This was in part offset by higher processing volumes driven by low-grade stockpile tonnes that had an adverse impact on overall processed grade with overall recoveries slightly up on the comparative quarter in the prior year.

Underground mining rates of 3,690 tonnes per day (“tpd”) in Q3 2021 were 26% lower than the mining rate of 4,957 tpd achieved in Q3 2020 and 7% lower than the mining rate of 3,963 tpd achieved in Q2 2021 driven predominantly by stoping availability constraints caused by lower than planned development and the change in the mine plan. As a result, Wassa Underground produced 34,223 ounces of gold (or approximately 88% of Wassa’s total production) in Q3 2021, compared to 39,728 ounces in Q3 2020 (or approximately 95% of Wassa’s total production). The decrease in tonnes was partly offset by an increase in the mining feed grade of 3.24g/t in Q3 2021, which was 15% higher than the 2.81g/t in Q3 2020.

Low-grade stockpiles from the Wassa main pit of 233,523 tonnes with an average grade of 0.62 g/t were blended with the Wassa Underground ore during Q3 2021 and yielded 4,521 ounces of gold, compared to 1,881 ounces in Q3 2020. During the quarter, the mine transitioned to process 128,586 tonnes from the Skyway stockpile which has historically been valued on the balance sheet unlike F-Fingers stockpile material that was predominantly processed in Q3 2020 and has resulted in a non-cash inventory charge. There has been no material impact on recoveries and the Company will continue to opportunistically process low-grade stockpiles for the remainder of 2021 should the current gold price environment continue.

Operational update for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020

Gold production from Wassa totaled 116,791 ounces for YTD 2021, an 8% decline from the 126,717 ounces produced during YTD 2020. The Wassa processing plant milled a total of 1,675,581 tonnes in YTD 2021, 10% higher than the throughput of 1,516,532 tonnes in YTD 2020. Despite a slight increase in the Wassa Underground feed grade, overall feed grade decreased from 2.67 g/t for YTD 2020 to 2.26 g/t for YTD 2021 due to a higher proportion of low-grade stockpile ore being processed. Recovery, despite lower grades, increased slightly from 95.0% for YTD 2020 to 95.4% for YTD 2021 due to a change in the blending approach.

Wassa Underground produced 104,366 ounces of gold in YTD 2021 compared to 121,993 ounces in YTD 2020. This 14% decline was mainly due to decreased throughput to 1,106,961 tonnes compared to 1,278,543 tonnes in YTD 2020 as a consequence of limited ore availability due to a change in the mine plan enforced by paste fill delays and slower development rates. Wassa Underground feed grade of 3.09 g/t for YTD 2021 compared favorably to 3.05 g/t for YTD 2020. Wassa Underground mining rates decreased to an average of 4,048 tpd for YTD 2021, 11% lower than the mining rate of 4,568 tpd achieved in YTD 2020.

The processing of low grade stockpile from the Wassa main pit of 568,620 tonnes with an average grade of 0.66 g/t during YTD 2021 contributed 12,425 ounces of gold. This compares to 4,724 ounces for YTD 2020 from the processing of 237,989 tonnes at a grade of 0.64 g/t. 128,586 tonnes of Skyway material which has historically been valued on the balance sheet is included in total tonnes and has resulted in a non-cash inventory charge unlike F-Finger stockpile material which predominantly was processed in 2020 and H1 2021. The processing of low-grade stockpiles utilizes the latent capacity in the Wassa processing plant, which will continue to contribute additional cash flows, albeit at a slightly higher cost than achieved by the processing of Wassa Underground ore.

DISCONTINUED OPERATIONS - PRESTEA (DISCONTINUED FROM SEPTEMBER 30, 2020)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2021	2020	2021	2020
PRESTEA FINANCIAL RESULTS
Revenue	$’000	—	12,185	—	35,731
Mine operating expenses	$’000	—	14,919	—	46,604
Other operating expenses	$’000	—	—	—	(3,031)
Severance charges	$’000	—	—	—	37
Royalties	$’000	—	655	—	1,899
Operating costs to metals inventory	$’000	—	(538)	—	(1,943)
Inventory net realizable value adjustment	$’000	—	439	—	1,071
Cost of sales excluding depreciation and amortization	$’000	—	15,475	—	44,637
Depreciation and amortization	$’000	—	2,473	—	5,249
Mine operating loss	$’000	—	(5,763)	—	(14,155)
Net loss on discontinued operations	$’000	—	(43,700)	—	(54,752)

Sustaining capital	$’000	—	1,253	—	5,438
Expansion capital	$’000	—	897	—	1,559
Capital expenditures	$’000	—	2,150	—	6,997

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	—	—	—	138,464
Ore mined - Underground	t	—	37,747	—	104,214
Ore mined - Total	t	—	37,747	—	242,678
Waste mined - Open pits	t	—	—	—	268,850
Waste mined - Underground	t	—	12,527	—	37,112
Waste mined - Total	t	—	12,527	—	305,962
Total material mined - Open pits	t	—	—	—	407,314
Total material mined - Underground	t	—	50,274	—	141,326
Total material mined - Total	t	—	50,274	—	548,640

Ore processed - Open pits	t	—	—	—	137,819
Ore processed - Underground	t	—	36,527	—	102,994
Ore processed - Total	t	—	36,527	—	240,813
Grade processed - Open pits	g/t	—	—	—	1.48
Grade processed - Underground	g/t	—	6.38	—	5.74
Grade processed - Total	g/t	—	6.38	—	3.30
Recovery	%	—	91.4	—	86.4
Gold produced - Open pits	oz	—	—	—	5,112
Gold produced - Underground	oz	—	6,828	—	17,217
Gold produced - Total	oz	—	6,828	—	22,329
Gold sold - Total	oz	—	6,717	—	21,965

Cost of sales per ounce[1]	$/oz	—	2,672	—	2,271
Cash operating cost per ounce[1]	$/oz	—	2,141	—	2,033
All-in sustaining cost per ounce[1]	$/oz	—	2,491	—	2,477

1 See “Non-GAAP Financial Measures” section for a reconciliation of cost of sales per ounce, cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales excluding depreciation and amortization.

Prestea has been presented as discontinued operations following the completion of the sale of the Company’s 90% interest in Prestea to FGR on September 30, 2020. As a result, the financial and operating results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period.
SUMMARIZED QUARTERLY FINANCIAL RESULTS1

(Stated in thousands of U.S dollars except per share data)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Revenues	64,329	64,393	64,988	68,791	74,235	75,368	54,087	53,551
Cost of sales excluding depreciation and amortization	36,748	31,871	31,385	33,705	31,137	33,564	26,017	28,828
Net (loss)/income from continuing operations attributable to Golden Star shareholders	(12,399)	(12,115)	9,005	8,201	14,851	9,257	6,209	(1,245)
Net (loss)/income attributable to Golden Star shareholders	(12,399)	(12,115)	9,005	6,519	(67,261)	7,773	829	(62,434)
Adjusted net income from continuing operations attributable to Golden Star shareholders[1]	233	6,108	4,375	12,723	18,592	11,055	2,238	7,991
EBITDA[1] from continuing operations	7,383	7,600	31,594	28,534	31,167	35,247	24,661	9,490
Adjusted EBITDA[1] from continuing operations	21,157	26,041	27,247	36,476	37,531	36,381	21,247	25,994
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - basic	(0.11)	(0.11)	0.08	0.07	0.13	0.08	0.06	(0.01)
Net income/(loss) from continuing operations per share attributable to Golden Star shareholders - diluted	(0.11)	(0.11)	0.06	0.06	0.13	0.08	0.03	(0.01)
Adjusted net income from continuing operations per share attributable to Golden Star shareholders - basic[1]	0.00	0.05	0.04	0.11	0.17	0.10	0.02	0.07
1 See “Non-GAAP Financial Measures” section for a reconciliation of adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders (basic) to net loss attributable to Golden Star shareholders and reconciliation of net income/(loss) to EBITDA and Adjusted EBITDA.

LIQUIDITY AND FINANCIAL CONDITION

		September 30, 2021	December 31, 2020
Cash and cash equivalents	$’000	50,472	60,809
Debt	$’000	82,426	104,282
Net debt	$’000	31,954	43,473

		Nine Months Ended September 30,
		2021	2020
Cash provided by continuing operations before working capital changes and tax[1]	$’000	64,626	82,585
Changes in working capital and income taxes paid	$’000	(24,208)	(17,973)
Net cash provided by operating activities of continuing operations	$’000	40,418	64,612
Net cash used in investing activities of continuing operations	$’000	(39,465)	(33,739)
Free cash flow[1] from continuing operations	$’000	953	30,873
Net cash used by operating and investing activities of discontinued operations	$’000	—	(29,444)
Total free cash flow[1]	$’000	953	1,429
Net cash used in financing activities	$’000	(11,290)	(6,510)
Decrease in cash and cash equivalents	$’000	(10,337)	(5,081)
Cash and cash equivalents, beginning of period	$’000	60,809	53,367
Cash and cash equivalents, end of period	$’000	50,472	48,286

Cash provided by continuing operations before working capital changes and tax - basic[1]	$/share	0.57	0.75
Net cash provided by operating activities of continuing operations[1]	$/share	0.35	0.59
1 See “Non-GAAP Financial Measures” section for description of Net cash provided by operating activities before working capital changes and tax per share and Net cash provided by operating activities of continuing operations per share and Free cash flow.

The Company held $50.5 million in cash and cash equivalents as at September 30, 2021 compared to $60.8 million in cash and cash equivalents as at December 31, 2020. Cash provided by continuing operations before working capital changes and tax of $64.6 million or $0.57 per basic share for YTD 2021 decreased by $18.3 million or $0.19 per basic share compared to YTD 2020 mainly due to increased mine operating cost and lower production volumes translating into lower revenues. After accounting for working capital changes, net cash provided by operating activities of continuing operations amounted to $40.4 million or $0.35 per basic share for YTD 2021 (YTD 2020: $64.6 million or $0.59 per basic share).

Working capital used for continuing operations including tax payments amounted to $24.2 million during YTD 2021 compared to $18.0 million for YTD 2020 and was comprised primarily of: (i) $23.6 million income tax payments at Wassa which included a final payment for the fourth quarter of 2020 of $13.2 million as the 2020 tax scheduling was heavily weighted towards the second half of the year due to COVID-19 uncertainty and the increase in gold spot prices (YTD 2020: $13.0 million); (ii) a $1.7 million increase in inventory driven by an increase in supplies and finished gold metal on hand and partly offset by the reduction in ore stockpile and gold in circuit (YTD 2020: $2.3 million); (iii) a $2.4 million increase in accounts and other receivables due to the timing of VAT receipts deferred into Q4 2021 (YTD 2020: $0.7 million); (iv) a $0.2 million increase in accounts payable and accruals (YTD 2020: $1.1 million); and (v) a $3.3 million decrease in prepaids and other (YTD 2020: increase of $3.1 million) due to a decrease in prepaid insurance and housing allowance.

Cash used by investing activities for continuing operations amounted to $39.5 million during YTD 2021, which included capitalized underground development cost, TSF expansion, Wassa up-dip and down-dip extension drilling, 570 DDD program, new ERP system and new staff accommodation facilities. Also included in investing activities in YTD 2021 is: (i) an outflow for $3.9 million relating to the working capital related payables which compared to an outflow of $3.3 million in YTD 2020; and (ii) an outflow in relation to restricted cash of $0.2 million following renewal of the rehabilitation bonds (YTD 2020: $ nil).

The Company generated free cash flow from continuing operations for YTD 2021 of $1.0 million compared to $30.9 million for YTD 2020 primarily due to lower cash provided by continuing operations, the impact of 2020 tax scheduling adversely impacting YTD 2021 and increased capital investments. Total free cash flow for YTD 2021 aligned with free cash from continuing operations (YTD 2020: outflow of $1.4 million) given that the net cash used by operating and investing activities of discontinued operations was $nil (YTD 2020: $29.4 million).
Financing activities used $11.3 million in YTD 2021, which was comprised of the repayment of the Convertible Debentures of $51.5 million, that was partly funded by the proceeds from the drawdown of the Macquarie RCF of $29.2 million. In addition, the Company generated net proceeds of $13.8 million from the Sales Agreement and also repaid $2.8 million of lease liabilities. Financing activities used $6.5 million in YTD 2020 which was predominantly driven by the $10.0 million principal loan repayment on the Macquarie Credit Facility, a $1.1 million payment on lease liabilities and $4.6 million proceeds received from the exercise of stock options.

Net debt reduced from $43.5 million as at December 31, 2020 to $32.0 million as at September 30, 2021 predominantly due to the repayment of the Convertible Debentures of $51.5 million, which was partly offset by the drawdown of the RCF of $29.2 million and $13.8 million net proceeds from the Sales Agreement.

GOING CONCERN AND LIQUIDITY OUTLOOK
As at September 30, 2021, the Company had cash and cash equivalents of $50.5 million, net current assets excluding deferred revenue of $37.5 million and net cash provided by operations before working capital changes for the nine months ended of $64.6 million. As at September 30, 2021, the Company was compliant with its debt covenants.

To date, the Company's operations have been largely unaffected by the COVID-19 pandemic, and gold production and shipments have continued without any material disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditures for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could: (i) continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, (ii) adversely affect the Company’s ability to raise capital, and (iii) cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management has prepared detailed cash flow forecasts to assess the economic impact of the COVID-19 pandemic from a going concern and viability perspective. Based on these detailed cash flow forecasts, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to the pandemic, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management has concluded that it is appropriate to prepare the condensed interim consolidated financial statements on a going concern basis.
CONTRACTUAL OBLIGATIONS
As at September 30, 2021, the Company is committed to the following:

	Payment due by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	4 to 5 years	More than 5 Years	Total
Accounts payable and accrued liabilities	39,699	—	—	—	39,699
Debt[1]	—	90,000	—	—	90,000
Interest on debt	3,608	5,459	—	—	9,067
Lease liabilities	2,925	6,746	7,074	16,606	33,351
Interest on lease liabilities	1,532	2,586	1,912	1,754	7,784
Current income tax liabilities	11,462	—	—	—	11,462
Purchase obligations	10,058	—	—	—	10,058
Rehabilitation provisions[2]	3,635	6,791	5,198	1,325	16,949
Total	72,919	111,582	14,184	19,685	218,370

1 Includes the outstanding repayment amounts from the RCF.
2 Rehabilitation provisions indicates the expected undiscounted cash flows for each period.

RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three and nine months ended September 30, 2021 and 2020 other than compensation of key management personnel which is presented in Note 22 of the Financial Statements. Key management personnel is defined as members of the Golden Star Board and certain senior officers of the Company. Compensation of key management personnel is made on terms approximately equivalent to those prevailing in an arm’s length transaction.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has no material off-balance sheet arrangements.

NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms “cost of sales per ounce”, “cash operating cost”, “cash operating cost per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “adjusted net income attributable to Golden Star shareholders”, “adjusted income per share attributable to Golden Star shareholders - basic”, “cash provided by operations before working capital changes and tax”, “cash provided by operations before working capital changes per share - basic”, “free cash flow”, “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Mine operating margin”, “Net cash provided by operating activities before working capital changes and tax per share” and “Net cash provided by operating activities of continuing operations per share”.
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cost of sales per ounce” is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold during the period.
“Cash operating cost” for a period is equal to “cost of sales excluding depreciation and amortization” for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-offs, other operating expenses and severance charges, and “cash operating cost per ounce” is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month’s values to prior periods’ values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the

Company’s mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
“All-in sustaining costs” commences with cash operating costs and then adds the cash component of inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance) and accretion of rehabilitation provision. Following the sale of Prestea, the comparative numbers in 2020 for all-in sustaining costs have been restated to fully allocate to Wassa the corporate general and administrative costs that relates to the Canada and UK offices. Prior to the sale of Prestea, corporate general administrative costs were allocated to Wassa and Prestea based on the ounces of gold sold during the period in calculating the mine site all-in sustaining costs. “All-in sustaining costs per ounce” is that amount divided by the number of ounces of gold sold during the period. This measure seeks to represent the total costs of producing gold from current operations and therefore it does not include expansion capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, changes to the rehabilitation provision, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company’s cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability-based awards.
The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company’s ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations and consequently the Company believes these measures are useful non-IFRS operating metrics (“non-GAAP measures”) and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star’s cash expenditures as they do not include income tax payments or finance costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The tables below reconcile these non-GAAP measures to the most directly comparable IFRS measures and, where applicable, previous periods have been recalculated to conform to the current definition.
Free cash flow is equal to net cash flow provided by/(used in) operating activities less net cash flow provided by/(used in) investing activities. Certain investors use free cash flow to assess the Company’s ability to generate and manage liquid resources. Free cash flow is intended to provide additional information and does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. This is a non-GAAP financial measure and other companies may calculate these measures differently.

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the continuing operations of Wassa:
Continuing operations - Wassa

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of U.S dollars except cost per ounce data)	2021	2020	2021	2020
Cost of sales excluding depreciation and amortization	36,748	31,137	100,004	90,718
Depreciation and amortization	8,113	5,675	22,492	17,057
Cost of sales	44,861	36,812	122,496	107,775

Cost of sales excluding depreciation and amortization	36,748	31,137	100,004	90,718
Severance charges	—	—	(111)	(45)
Royalties	(3,408)	(3,956)	(10,284)	(10,825)
Cash operating costs	33,340	27,181	89,609	79,689
Royalties	3,408	3,956	10,284	10,825
Accretion of rehabilitation provision	27	39	52	116
Corporate general and administrative costs	4,341	4,703	13,495	14,190
Sustaining capital expenditures	8,721	6,019	23,696	16,045
Corporate capital expenditures	38	—	122	394
All-in sustaining costs	49,875	41,898	137,258	121,418

Ounces sold	38,391	40,940	115,016	123,968

Cost of sales per ounce	1,169	899	1,065	869
Cash operating cost per ounce	868	664	779	643
All-in sustaining cost per ounce	1,299	1,023	1,193	979

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the discontinued operations of Prestea:

Discontinued operations - Prestea

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of U.S dollars except cost per ounce data)	2021	2020	2021	2020
Cost of sales excluding depreciation and amortization	—	15,475	—	44,637
Depreciation and amortization	—	2,473	—	5,249
Cost of sales	—	17,948	—	49,886

Cost of sales excluding depreciation and amortization	—	15,475	—	44,637
Other operating expenses	—	—	—	—
Severance charges	—	—	—	(37)
Royalties	—	(655)	—	(1,899)
Inventory net realizable value adjustment and write-off	—	(439)	—	(1,071)
Cash operating costs	—	14,381	—	44,661
Royalties	—	655	—	1,899
Inventory net realizable value adjustment and write-off	—	439	—	1,071
Accretion of rehabilitation provision	—	96	—	290
Corporate general and administrative costs	—	(92)	—	1,050
Sustaining capital expenditures	—	1,253	—	5,438
All-in sustaining costs	—	16,732	—	54,409

Ounces sold	—	6,717	—	21,965

Cost of sales per ounce	—	2,672	—	2,271
Cash operating cost per ounce	—	2,141	—	2,033
All-in sustaining cost per ounce	—	2,491	—	2,477

The following table reconciles the cost of sales excluding depreciation and amortization to cost of sales per ounce, cash operating cost per ounce and AISC per ounce for the combined continuing operations of Wassa and discontinued operations of Prestea:

Wassa and Prestea

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of U.S dollars except cost per ounce data)	2021	2020	2021	2020
Cost of sales excluding depreciation and amortization	36,748	46,612	100,004	135,355
Depreciation and amortization	8,113	8,148	22,492	22,306
Cost of sales	44,861	54,760	122,496	157,661

Cost of sales excluding depreciation and amortization	36,748	46,612	100,004	135,355
Other operating expense adjustment	—	—	—	3,031
Severance charges	—	—	(111)	(82)
Royalties	(3,408)	(4,611)	(10,284)	(12,724)
Inventory net realizable value adjustment and write-off	—	(439)	—	(1,230)
Cash operating costs	33,340	41,562	89,609	124,350
Royalties	3,408	4,611	10,284	12,724
Inventory net realizable value adjustment and write-off	—	439	—	1,230
Accretion of rehabilitation provision	27	135	52	406
Corporate general and administrative costs	4,341	4,611	13,495	15,240
Sustaining capital expenditures	8,721	7,272	23,696	21,483
Corporate capital expenditures	38	—	122	394
All-in sustaining costs	49,875	58,630	137,258	175,827

Ounces sold	38,391	47,657	115,016	145,933

Cost of sales per ounce	1,169	1,149	1,065	1,080
Cash operating cost per ounce	868	872	779	852
All-in sustaining cost per ounce	1,299	1,230	1,193	1,205

“Cash provided by continuing operations before working capital changes and tax” is calculated by subtracting the “changes in working capital and tax” from “net cash provided by operating activities of continuing operations” as found in the statements of cash flows. “Cash provided by continuing operations before working capital changes per share - basic” is “Cash provided by operations before working capital changes” divided by the basic weighted average number of shares outstanding for the period. Net cash provided by operating activities of continuing operations per share is calculated by dividing the amount with the basic weighted average number of shares outstanding used in the calculation of basic (loss)/income per share.
We use cash operating cost per ounce and cash provided by operations before working capital changes as key operating metrics. We monitor these measures monthly, comparing each month’s values to the values in prior periods to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert Management of trends that may cause actual results to deviate from planned operational results. We provide these measures to investors to allow them to also monitor operational efficiencies of the mines owned by the Company.
Cash operating cost per ounce and cash provided by operations before working capital changes and tax should be considered non-GAAP financial measures as defined in Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.
Adjusted net income attributable to Golden Star shareholders
The following table shows the reconciliation of net (loss)/income for the period to adjusted net income attributable to Golden Star shareholders and adjusted net income per share attributable to Golden Star shareholders:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of U.S dollars except per share data)	2021	2020	2021	2020
Net (loss)/income from continuing operations attributable to Golden Star shareholders	(12,399)	14,851	(15,509)	30,317
Add back/(deduct):
(Gain)/loss on fair value of derivative financial instruments, net	(660)	3,735	(7,207)	1,449
Severance charges	—	—	111	40
Corporate office relocation and restructuring costs	—	—	469	412
Derecognition loss and expected loss allowance on deferred consideration on the sale of Prestea	13,292	—	32,864	—
Tax effect of adjustments	—	7	—	(364)
Adjusted net income from continuing operations	233	18,593	10,728	31,854
Adjustments attributable to non-controlling interest	—	(1)	(11)	32
Adjusted net income from continuing operations attributable to Golden Star shareholders	233	18,592	10,717	31,886

Net loss from discontinued operations attributable to Golden Star shareholders	—	(82,112)	—	(88,976)
Add back/(deduct):
Severance charges	—	—	—	37
(Gain)/loss on change in asset retirement obligations	—	(6)	—	1,979
Loss on sale of Prestea	—	36,875	—	36,875
Adjusted net loss from discontinued operations	—	(45,243)	—	(50,085)
Adjustments attributable to non-controlling interest	—	1	—	(202)
Adjusted net loss from discontinued operations attributable to Golden Star shareholders	—	(45,242)	—	(50,286)

Adjusted net income/(loss) attributable to Golden Star shareholders	233	(26,650)	10,717	(18,400)

Weighted average shares outstanding - basic (millions)	115.1	110.3	114.1	110.0

Adjusted net income/(loss) per share attributable to Golden Star shareholders - basic
- From continuing operations	0.00	0.17	0.09	0.29
- From discontinued operations	—	(0.41)	—	(0.45)
Total	0.00	(0.24)	0.09	(0.16)
The Company uses “Adjusted net income attributable to Golden Star shareholders” for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of “Adjusted net income attributable to Golden Star shareholders”. Consequently, the presentation of “Adjusted net income attributable to Golden Star shareholders enables shareholders” to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of non-GAAP measures used by mining industry analysts and other mining companies.

“Adjusted net income attributable to Golden Star shareholders - basic” is calculated by adjusting net loss attributable to Golden Star shareholders for net loss from discontinued operations attributable to Golden Star shareholders, loss from sale of an operation, gain/loss on fair value of financial instruments, severance charges, loss/(gain) on change in estimate of rehabilitation provision, non-cash cumulative adjustment to revenue and finance costs related to the RGLD Streaming Agreement and impairment charges. The Company has excluded the non-cash cumulative adjustment to revenue from adjusted net income as the amount is non-recurring, the amount is non-cash in nature and Management does not include the amount when reviewing and assessing the performance of the operations. “Adjusted net income per share attributable to Golden Star shareholders” for the period is “Adjusted net income attributable to Golden Star shareholders” divided by the weighted average number of shares outstanding using the basic method of earnings per share.

Adjusted net income attributable to Golden Star shareholders and adjusted income per share attributable to Golden Star shareholders should be considered non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk-free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.

EBITDA and Adjusted EBITDA

The following table shows the reconciliation of net income from continuing operations to EBITDA and Adjusted EBITDA:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of U.S dollars)	2021	2020	2021	2020
Net (loss)/income from continuing operations	(11,018)	8,038	(10,623)	27,434
Add back/(deduct):
Finance expense, net	2,853	3,672	7,602	10,596
Income tax expense	7,435	13,782	27,106	35,988
Depreciation and amortization	8,113	5,675	22,492	17,057
EBITDA from continuing operations	7,383	31,167	46,577	91,075
Add back/(deduct):
(Gain)/loss on fair value of financial instruments, net	(660)	3,735	(7,207)	1,449
Other expense, net	14,434	2,629	35,075	2,635
Adjusted EBITDA from continuing operations	21,157	37,531	74,445	95,159

EBITDA from discontinued operations	—	(40,775)	—	(48,841)
Total EBITDA	7,383	(9,608)	46,577	42,234

Adjusted EBITDA from discontinued operations	—	(5,506)	—	(12,264)
Total Adjusted EBITDA	21,157	32,025	74,445	82,895

The Company calculates EBITDA as net income or loss for the period excluding finance expense, income tax expense and depreciation and amortization. EBITDA does not have a standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes and the effects of changes in working capital balances and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure calculated by excluding one-off costs or credits relating to non-routine transactions from EBITDA. It excludes other credits and charges, that individually or in the aggregate, if of a similar type, are of a nature or size that requires explanation in order to provide additional insight into the underlying business performance. Examples of items excluded from Adjusted EBITDA are impairment charges, gain or loss from sale of assets, gain or loss on fair value of financial instruments, variable component adjustment on revenue and other expense/income as presented in the consolidated statements of operations. Other companies may calculate Adjusted EBITDA differently.

Adjusted EBITDA margin is calculated as a percentage of Adjusted EBITDA over gold revenues. Mine operating margin is calculated as a percentage of Mine operating profit over gold revenues.

OUTSTANDING SHARE DATA
As of November 1, 2021, there were 115,725,047 common shares of the Company issued and outstanding, 614,018 stock options outstanding, 1,620,516 deferred share units outstanding, 383,610 share units of 2017 performance related restricted share units outstanding and 2,545,357 share units of UK performance share units outstanding.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The critical accounting judgments, estimates and assumptions are disclosed in Note 4 of the Financial Statements for the year ended December 31, 2020.

CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following revised accounting standard effective January 1, 2021. The changes were made in accordance with the applicable transitional provisions.

IAS 16 AMENDMENTS - Property, Plant and Equipment: Proceeds before Intended Use

In 2020, the IASB published IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16) (“the amendments”) which applies to annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company has early adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively.

These amendments prohibit the deduction from the cost of an item of property, plant and equipment any net proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by Management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statement of Operations. As required, the Company has adopted the amendments on a modified retrospective basis. There was no cumulative impact on opening equity on adoption and there was no impact to the current period or comparative periods presented as a result of the amendment.

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)

In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IFRS 7 and IFRS 16 to address issues that impact financial reporting at the time of Interbank Offered Rate (“IBOR”) replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting or changes in contractual cash flows, provide relief from specific hedge accounting requirements and add disclosure requirements at the time of IBOR replacement. The Company has adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively. There was no impact to the current period or comparative periods presented as a result of the amendment.

FINANCIAL INSTRUMENTS

	Fair value at
(Stated in thousands of U.S dollars)	September 30, 2021	Basis of measurement	Associated risks
Cash and cash equivalents	50,472	Amortized cost	Interest/Credit/Foreign exchange
Accounts and other receivables	6,604	Amortized cost	Foreign exchange/Credit
Non-hedge derivative asset	2,182	Fair value through profit and loss	Market price
Trade and other payables	31,509	Amortized cost	Foreign exchange/Interest
Finance leases	33,350	Amortized cost	Interest
Macquarie RCF	82,426	Amortized cost	Interest
Amortized cost - Cash and cash equivalents, accounts and other receivables, trade and other payables, the Macquarie RCF and the finance leases approximate their carrying values as the interest rates are comparable to current market rates.

Fair value through profit or loss - The fair value of the derivative liability relating to the Convertible Debentures was estimated using a convertible note valuation model up and until settlement in cash during August 2021. For the three months ended September 30, 2021, a gain of $nil was recorded in the Consolidated Statement of Operations (for the nine months ended September 30, 2021 - gain of $2.6 million). The non-hedge derivative liability relating to gold collar contracts is estimated using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads. As at September 30, 2021, these zero cost collars consist of puts and calls on 137,500 ounces maturing at a quarterly rate of 12,500 ounces. All hedges have a floor of $1,600/oz and an average ceiling of $2,171/oz in 2021 and $2,179/oz in 2022 and a flat ceiling of $2,115/oz in 2023 and 2024. For the three months ended September 30, 2021, the Company recognized an unrealized gain of $0.7 million (for the nine months ended September 30, 2021 - gain of $4.6 million).

DISCLOSURES ABOUT RISKS
The Company is exposed to significant risks including, without limitation, risks associated with changes in interest rates on existing debt obligations, changes in foreign currency exchange rates, commodity price fluctuations, as well as capital risk, liquidity risk and credit risk. Moreover, in recognition of the Company’s outstanding accounts payable, the Company cannot guarantee that vendors or suppliers will not suspend or deny delivery of products or services to the Company. The Company's risk factors are disclosed in the Company’s Annual Information Form for the year ended December 31, 2020 available on the Company’s profile on SEDAR at www.sedar.com.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Management, with the participation of the Company’s President and Chief Executive Officer (the “CEO”) and Executive Vice President and Chief Financial Officer (the “CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the CEO and CFO have concluded that, as of September 30, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the CEO and CFO, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s directors; and

•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no significant change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this MD&A.

RISK FACTORS AND ADDITIONAL INFORMATION
The risk factors for the nine months ended September 30, 2021 are substantially the same as those disclosed and discussed under the headings “Risk Factors - General Risks”, “Risk Factors - Governmental and Regulatory Risks” and “Risk Factors - Market Risks” in the Company’s Annual Information Form for the year ended December 31, 2020 available on the Company’s profile on SEDAR at www.sedar.com.